Rajan Troll Work History

CTO, inBalance, Summer 2020 - present

Software Developer, Spectral Compute, Summer 2020 to Spring 2021

Research Assistant, University of Cambridge Engineering Department, Summer 2019

Software Development Intern, Amazon, Summer 2018